Exhibit 8.1

List of Subsidiaries

The following chart sets forth the organization of Telefónica CTC Chile's subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2003.